Registration No. 333-251514

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

COMPUTERSHARE TRUST COMPANY, NATIONAL ASSOCIATION

(Exact name of trustee as specified in its charter)

National Banking Association	04-3401714
(Jurisdiction of incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification Number)

150 Royall Street, Canton, MA	02021
(Address of principal executive offices)	(Zip Code)

Law Department

Computershare Trust Company, National Association

150 Royall Street, Canton, MA

02021

(781) 575-2000

(Name, address and telephone number of agent for service)

CBRE GROUP, INC.

(Exact name of obligor as specified in its charter)

Delaware	94-3391143
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

CBRE SERVICES, INC.

(Exact name of obligor as specified in its charter)

Delaware	52-1616016
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

See Table of Additional Registrants

2100 McKinney Avenue, 12th Floor, Dallas, Texas	75201
(Address of principal executive offices)	(Zip code)

Debt Securities

CBRE Services, Inc., as Issuer

(Title of the indenture securities)

Table of Additional Registrants

Exact Name of registrant as specified in its charter	State or other jurisdiction of incorporation or organization	I.R.S. Employer Identification Number	Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices

CBRE, Inc.	Delaware	95-2743174	2100 McKinney Avenue, 12th Floor Dallas, Texas 75201 (214) 979-6100

CBRE Global Investors, Inc.	California	95-3242122	601 South Figueroa Street, 49th Floor Los Angeles, California 90071 (213) 683-4200

CBRE Global Investors, LLC	Delaware	95-3695034	601 South Figueroa Street, 49th Floor Los Angeles, California 90071 (213) 683-4200

CB/TCC Global Holdings Limited	England and Wales	98-0518702	St. Martin’s Court, 10 Paternoster Row London EC4M 7HP United Kingdom +44 (20) 7182-2000

CB/TCC, LLC	Delaware	26-0468617	2100 McKinney Avenue, 12th Floor Dallas, Texas 75201 (214) 979-6100

CBRE Capital Markets, Inc.	Texas	74-1949382	2800 Post Oak Boulevard, Suite 500 Houston, Texas 77056 (713) 787-1900

CBRE Capital Markets of Texas, LP	Texas	76-0590855	2800 Post Oak Boulevard, Suite 500 Houston, Texas 77056 (713) 787-1900

CBRE Clarion CRA Holdings, Inc.	Delaware	58-2442753	201 King of Prussia Road, Suite 600 Radnor, Pennsylvania 19087 (610) 995-2500

CBRE Clarion REI Holding, Inc.	Delaware	58-2442755	201 King of Prussia Road, Suite 600 Radnor, Pennsylvania 19087 (610) 995-2500

Exact Name of registrant as specified in its charter	State or other jurisdiction of incorporation or organization	I.R.S. Employer Identification Number	Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices

CBRE Government Services, LLC	Delaware	80-0659792	750 9th Street Suite 900 Washington, District of Columbia 20001 (202) 783-8200

CBRE Business Lending, Inc.	Delaware	80-0456541	2800 Post Oak Boulevard, Suite 500 Houston, Texas 77056 (713) 787-1900

CBRE Technical Services, LLC	Delaware	04-3507926	2100 McKinney Avenue, 12th Floor Dallas, Texas 75201 (214) 979-6100

CBRE/LJM Mortgage Company, L.L.C.	Delaware	74-2900986	2800 Post Oak Boulevard, Suite 500 Houston, Texas 77056 (713) 787-1900

CBRE Partner, Inc.	Delaware	37-1717636	2100 McKinney Avenue, 12th Floor Dallas, Texas 75201 (214) 979-6100

Insignia/ESG Capital Corporation	Delaware	51-0390846	2100 McKinney Avenue, 12th Floor Dallas, Texas 75201 (214) 979-6100

Trammell Crow Development & Investment, Inc.	Delaware	20-5973401	2100 McKinney Avenue, Suite 800 Dallas, Texas 75201 (214) 863-3000

Trammell Crow Company, LLC	Delaware	45-3812031	2100 McKinney Avenue, Suite 800 Dallas, Texas 75201 (214) 863-3000

CBRE Consulting, Inc.	California	68-0149728	2100 McKinney Avenue, 12th Floor Dallas, Texas 75201 (214) 979-6100

CBRE/ LJM-Nevada, Inc.	Nevada	76-0592505	2100 McKinney Avenue, 12th Floor Dallas, Texas 75201 (214) 979-6100

CBRE GWS LLC	Delaware	52-1616016	2100 McKinney Avenue, 12th Floor Dallas, Texas 75201 (214) 979-6100

CBRE Holdings, LLC	Delaware	95-2743174	2100 McKinney Avenue, 12th Floor Dallas, Texas 75201 (214) 979-6100

Item 1.	General Information. Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency

340 Madison Avenue, 4th Floor

New York, NY 10017-2613

(b)	Whether it is authorized to exercise corporate trust powers.

The trustee is authorized to exercise corporate trust powers.

Item 2.	Affiliations with the obligor. If the obligor is an affiliate of the trustee, describe such affiliation.

None.

Items 3-15.

No responses are included for Items 3-15 of this Form T-1 because, to the best of the Trustee’s knowledge, neither the obligor nor any guarantor is in default under any Indenture for which the Trustee acts as Trustee and the Trustee is not a foreign trustee as provided under Item 15.

Item 16.	List of exhibits. List below all exhibits filed as a part of this statement of eligibility.

1. A copy of the articles of association of the trustee. (See Exhibit 1 to Form T-1 filed with Registration Statement No. 333-200089).

2. A copy of the certificate of authority of the trustee to commence business.

3. A copy of the Comptroller of the Currency Certification of Fiduciary Powers for Computershare Trust Company, National Association.

4. A copy of the existing bylaws of the trustee, as now in effect. (See Exhibit 4 to Form T-1 filed with Registration Statement No. 333-200089).

5. Not applicable

6. The consent of the Trustee required by Section 321(b) of the Act.

7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

8. Not applicable

9. Not applicable

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, Computershare Trust Company, National Association, a national banking association, organized and existing under the laws of the United States, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Los Angeles, and State of California, on the 14th day of June, 2023.

COMPUTERSHARE TRUST COMPANY, NATIONAL ASSOCIATION

By:	/s/ Maddy Hughes
Name: Maddy Hughes Title: Vice President

EXHIBIT 2

A copy of the Comptroller of the Currency Certificate of Corporate Existence for Computershare Trust Company, National Association, dated May 1, 2023.

Office of the Comptroller of the Currency
Washington, DC 20219

CERTIFICATE OF CORPORATE EXISTENCE AND FIDUCIARY POWERS

I, Michael J. Hsu, Acting Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq, as amended, and 12 USC 1, et seq, as amended, has possession, custody, and control of all records pertaining to the chartering, regulation. and supervision of all national banking associations.

2. “Computershare Trust Company, National Association,” Canton, Massachusetts (Charter No. 23148), is a national banking association formed under the laws of the United States and is authorized thereunder to transact the business of banking and exercise fiduciary powers on the date of this certificate.

IN TESTIMONY WHEREOF, today, May 1, 2023, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the U.S. Department of the Treasury, in the City of Washington, District of Columbia.

2023-00687-C

EXHIBIT 3

A copy of the Comptroller of the Currency Certification of Fiduciary Powers for Computershare Trust Company, National Association, dated May 1, 2023.

Office of the Comptroller of the Currency
Washington, DC 20219

CERTIFICATE OF CORPORATE EXISTENCE AND FIDUCIARY POWERS

I, Michael J. Hsu, Acting Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq, as amended, and 12 USC 1, et seq, as amended, has possession, custody, and control of all records pertaining to the chartering, regulation, and supervision of all national banking associations.

2. “Computershare Trust Company, National Association,” Canton, Massachusetts (Charter No. 23148), is a national banking association formed under the laws of the United States and is authorized thereunder to transact the business of banking and exercise fiduciary powers on the date of this certificate.

IN TESTIMONY WHEREOF, today, May 1, 2023, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the U.S. Department of the Treasury, in the City of Washington District of Columbia.

2023-00687-C

EXHIBIT 6

CONSENT OF THE TRUSTEE

Pursuant to the requirements of Section 321 (b) of the Trust Indenture Act of 1939, and in connection with the proposed issue of debt securities, Computershare Trust Company, National Association hereby consents that reports of examinations by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefore.

COMPUTERSHARE TRUST COMPANY, NATIONAL ASSOCIATION

By:	/s/ Maddy Hughes
Title: Vice President

June 14, 2023

EXHIBIT 7

Consolidated Report of Condition of

COMPUTERSHARE TRUST COMPANY, NATIONAL ASSOCIATION

150 Royall Street, Canton, MA 02021

at the close of business December 31, 2022.

Dollar Amounts In Thousands
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	3,297
Interest-bearing balances	354,504
Securities:
Held-to-maturity securities	-0-
Available-for-sale securities	-0-
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices	-0-
Securities purchased under agreements to resell	-0-
Loans and lease financing receivables:
Loans and leases held for sale	-0-
Loans and leases, net of unearned income	-0-
LESS: Allowance for loan and lease losses	-0-
Loans and leases, net of unearned income and allowance	-0-
Trading assets	-0-
Premises and fixed assets (including capitalized leases)	7,524
Other real estate owned	-0-
Investments in unconsolidated subsidiaries and associated companies	-0-
Direct and indirect investments in real estate ventures	-0-
Intangible assets:
Goodwill	671,815
Other intangible assets	-0-
Other assets	139,364

Total assets	1,176,504

LIABILITIES
Deposits:
In domestic offices	-0-
Noninterest-bearing	-0-
Interest-bearing	-0-
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices	-0-
Securities sold under agreements to repurchase	-0-
Trading liabilities	-0-
Other borrowed money:
(includes mortgage indebtedness and obligations under capitalized leases)	-0-
Not applicable
Not applicable
Subordinated notes and debentures	-0-
Other liabilities	184,765

Total liabilities	184,765

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	500
Surplus (exclude all surplus related to preferred stock)	827,224
Retained earnings	164,015
Accumulated other comprehensive income	-0-
Other equity capital components	-0-
Total bank equity capital	991,739
Noncontrolling (minority) interests in consolidated subsidiaries	-0-
Total equity capital	991,739

Total liabilities and equity capital	1,176,504

2

I, Robert G. Marshall, Assistant Controller of the above named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

Robert G. Marshall
Assistant Controller

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